UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., Peakcastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒
Form 40-F	☐

Entry into a Material Definitive Agreement

On December 3, 2025, Dreamland Limited (the “Company”) entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Hudson Global Ventures, LLC (the “Investor”) pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 736,018 of the Company’s ordinary shares (the “Commitment Shares”) to the Investor as part of the consideration. A copy of the Equity Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Equity Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Equity Purchase Agreement.

On the same date, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to submit to the U.S. Securities and Futures Commission (the “SEC”) an initial registration statement on Form F-1 (the registration statement, as amended, the “Registration Statement”) covering the resale of the Commitment Shares and Put Shares, which may have been, or which may from time to time be, issued under the Equity Purchase Agreement for public resale, and to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

The Equity Purchase Agreement and Registration Rights Agreement contain customary representations, warranties and agreements by the Company and customary conditions to the Investor’s obligation to purchase the Put Shares. They are contractual documents that establish and govern the legal relations between the Company and the Investor and are not intended to be a source of factual, business or operational information about the Company for other investors and potential investors of the Company.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1	Equity Purchase Agreement dated December 3, 2025 between the Company and Hudson Global, LLC

99.2	Registration Rights Agreement between the Company and Hudson Global LLC dated November 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on December 4, 2025.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)